UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

NOTICE OF EXEMPT SOLICITATION

1.  Name of the Registrant
The Walt Disney Company

2. Name of person relying on exemption
State of Connecticut Retirement Plans and Trust Fund

3. Address of person relying on exemption
55 Elm Street
Hartford, CT 06106

4. Written Materials. Attach written material required to be submitted pursuant to Rule 14a-6(g)(1).

DISNEY SHAREHOLDER LETTER

Connecticut Treasurer Denise L. Nappier, on behalf of the $26 billion Connecticut Retirement Plans and Trust Funds (CRPTF) (which holds 603,155 shares in The Walt Disney Company with an approximate value of $30 million as of 12/27/12), has filed a shareholder resolution at Disney asking the company to accept a change to its corporate governance guidelines that separate the roles of Chairman of the Board and CEO and appoint an independent outside director to the position of non-executive Board Chairman; and establish a process and criteria for combining the roles only during “extraordinary circumstances.”  As a public shareholder, CRPTF maintains a fiduciary responsibility and unwavering commitment to advocating that best practices are adhered to by portfolio companies as a means of enhancing shareholder value.

Déjà vu All Over Again

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Pressure from institutional investors in 2004 led directly to The Walt Disney Company separating the roles of CEO and Board Chair.  That separation was formalized by the Board in January 2005, in response to shareholder concerns on board oversight of the CEO.

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By its actions in October 2011, the Disney Board chose not to honor its 2005 commitment to shareholders to retain a board leadership structure led by an independent director.  The company failed to engage in coordinated outreach or give shareholders generally an opportunity to comment on any proposal to recombine the roles of CEO and Board Chair.  In fact, just the opposite:  the timing of the Board’s decision strongly suggests that shareholder input was intentionally avoided, given that the company’s announcement was made public after Disney’s September 2011 deadline for accepting shareholder proposals.

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The Board’s agreement with Mr. Iger provides for  guaranteed target pay opportunities through Fiscal Year 2015 -- the year he will step down as CEO.  It also includes a guaranteed long‐term incentive award target of $15.5 million each year, consisting of a mix of stock options and performance stock.  Lastly, Mr. Iger’s agreement contains without-cause termination severance payments that ISS estimates to be as much as $100 million.

Rebalancing the Board and Enhancing CEO Accountability

Since separation of the Chair and CEO roles in 2004 - formalized by the Board in 2005 – Disney’s strong performance has been evident to shareholders.  That is a clear sign refuting any claim that the leadership tenure of independent Board Chairs George Mitchell and most recently John Pepper damaged performance or weakened accountability.

A vote FOR CRPTF’s shareholder resolution would achieve the following for the company:

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Strengthens the threshold that must be met for the Disney Board to depart from the widely accepted best practice of establishing an independent board chair, from “best interests” of the company to the stricter standard of “extraordinary circumstances,” which is utilized by many leading corporations.

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Provides the Board with continued authority to determine whether “extraordinary circumstances” exist and that the threshold has been met to merit a temporarily combined chair/CEO, recognizing the potential wide range of circumstances that the Board may need to address.

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Imposes a six-month time limit on the combined CEO/chair, which reinforces the temporary nature of such an arrangement, underscoring that separate CEO and chair positions is the primary and preferable board oversight structure in the best interests of the company and its shareholders, and the importance of transitioning back to independent Board leadership.

▪	Allows for flexibility in execution as the provisions of the resolution would take effect in 2016.

A Return to the Eisner Era and Imperial CEO Pay

CRPTF’s Proposal 6 seeks to redress the imbalances that could lead the company to return to the Eisner Era with an imperial CEO and unaccountable pay.

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CEO Robert Iger now leads the Disney Board of Directors, which oversees his performance and compensation and the company’s performance and strategy, and is now in the position to recommend the selection of the Chairs of all of the board’s key committees, including the Compensation Committee, responsible for oversight of his performance as CEO.

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In October 2011, the company’s Board entered into a binding contract with Mr. Iger which renewed his position as CEO through March 2015 and Chair through June 30, 2016.  The 2011 agreement guarantees Mr. Iger millions in pay through Fiscal Year 2015, the year Iger is scheduled to step down as CEO.  This includes a guaranteed long‐term incentive award target of $15.5 million each year.

▪	The agreement includes without-cause termination severance payments that ISS estimates to be as much as $100 million.

▪	The positions of CEO and Chair, turning over within 15 months of each other, could lead to uncertainty and instability in the leadership of the company which could adversely impact share value.

Leading Vote Advisors Recommend “FOR” Proposal 6

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ISS has urged adoption of the shareholder resolution for an independent Board Chair, stating that “in view of certain actions taken by the board as well as the inadequate response to the 2012 pay vote, shareholders would benefit from independent board leadership.”

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Glass Lewis has stated:  “[R]egardless of the installation of a lead independent director, we ultimately believe vesting a single person with both executive and board leadership concentrates too much oversight in a single person and inhibits the independent oversight intended to be provided by the board on behalf of shareholders.”

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Neither proxy advisory firm views the combined Chair/CEO structure at the company as a positive development for the company or its shareholders.  “Shareholders should be confident that the board will represent their interests and provide oversight over management,” ISS noted.  The Board, by its actions, has undermined and shaken that confidence.  Proposal 6 aims to reassert and reestablish it in the best interests of the company and its shareholders.

More Than an Academic Exercise

CRPTF believes that the positions of chief executive officer and board chair are two distinct roles and responsibilities.  Board leadership (the Chair) should be independent of and separate from management leadership (the CEO).  We see in the Board’s 2011 action the potential for Disney to return to the Eisner Era – a time of imperial CEO leadership, unaccountable CEO compensation and lackluster company performance.  The company needs to move forward and utilize corporate governance best practice to mitigate risk, enhance performance and advance shareholder value.

The fate of this proposal is not an academic exercise.  The long-term performance of Disney, which has an economic presence in and received economic development incentives from the State of Connecticut, is of importance to the CRPTF for the benefits we hope to see accrue to the State’s communities and taxpayers, as well as the CRPTF’s beneficiaries.

The CRPTF asks its fellow Disney shareholders to vote “FOR” proposal #6 and enhance board accountability at the company.

The CRPTF will also withhold its vote from the directors serving on the Compensation Committee and CEO Robert Iger as Chair.

This is NOT a solicitation of authority to vote your proxy.  Please DO NOT SEND us your proxy card but return it to the proxy-voting agent in the envelope that was or will be provided to you by the respective company.  The CRPTF is not able to vote your proxies, nor does this communication contemplate such an event.  This communication is meant to inform you about the CRPTF’s proposal and to give you valuable decision-making information when you review your shareholder proxy for the 2013 annual meeting for The Walt Disney Company.